UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

GLOBAL EAGLE ENTERTAINMENT INC.

(Name of Issuer)

Common Stock, par value $0.0001

(Title of Class of Securities)

37951D102

(CUSIP Number)

December 31, 2018

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 37951D102

(1)	Names of Reporting Persons ABRY Partners VII, L.P.

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒

(3)	SEC Use Only

(4)	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	(5) Sole Voting Power 0

(6) Shared Voting Power 9,455,783*

(7) Sole Dispositive Power 0

(8) Shared Dispositive Power 9,455,783*

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person 9,455,783*

(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

(11)	Percent of Class Represented by Amount in Row (9) 10.31%*

(12)	Type of Reporting Person (See Instructions) PN

* Based on 91,695,768 shares of the Issuer’s Common Stock outstanding as of November 6, 2018.

CUSIP No. 37951D102

(1)	Names of Reporting Persons ABRY Partners VII Co-Investment Fund, L.P.

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒

(3)	SEC Use Only

(4)	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	(5) Sole Voting Power 0

(6) Shared Voting Power 9,455,783*

(7) Sole Dispositive Power 0

(8) Shared Dispositive Power 9,455,783*

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person 9,455,783*

(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

(11)	Percent of Class Represented by Amount in Row (9) 10.31%*

(12)	Type of Reporting Person (See Instructions) PN

* Based on 91,695,768 shares of the Issuer’s Common Stock outstanding as of November 6, 2018.

CUSIP No. 37951D102

(1)	Names of Reporting Persons ABRY Investment Partnership, L.P.

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒

(3)	SEC Use Only

(4)	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	(5) Sole Voting Power 0

(6) Shared Voting Power 9,455,783*

(7) Sole Dispositive Power 0

(8) Shared Dispositive Power 9,455,783*

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person 9,455,783*

(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

(11)	Percent of Class Represented by Amount in Row (9) 10.31%*

(12)	Type of Reporting Person (See Instructions) PN

* Based on 91,695,768 shares of the Issuer’s Common Stock outstanding as of November 6, 2018.

CUSIP No. 37951D102

(1)	Names of Reporting Persons EMC Aggregator, LLC

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒

(3)	SEC Use Only

(4)	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	(5) Sole Voting Power 0

(6) Shared Voting Power 9,455,783*

(7) Sole Dispositive Power 0

(8) Shared Dispositive Power 9,455,783*

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person 9,455,783*

(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

(11)	Percent of Class Represented by Amount in Row (9) 10.31%*

(12)	Type of Reporting Person (See Instructions) OO

* Based on 91,695,768 shares of the Issuer’s Common Stock outstanding as of November 6, 2018.

CUSIP No. 37951D102

(1)	Names of Reporting Persons EMC Acquisition Holdings LLC

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒

(3)	SEC Use Only

(4)	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	(5) Sole Voting Power 0

(6) Shared Voting Power 4,897,877*

(7) Sole Dispositive Power 0

(8) Shared Dispositive Power 4,897,877*

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person 4,897,877*

(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

(11)	Percent of Class Represented by Amount in Row (9) 5.34%*

(12)	Type of Reporting Person (See Instructions) OO

* Based on 91,695,768 shares of the Issuer’s Common Stock outstanding as of November 6, 2018.

CUSIP No. 37951D102

(1)	Names of Reporting Persons Jay Grossman

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒

(3)	SEC Use Only

(4)	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	(5) Sole Voting Power 0

(6) Shared Voting Power 9,455,783*

(7) Sole Dispositive Power 0

(8) Shared Dispositive Power 9,455,783*

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person 9,455,783*

(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

(11)	Percent of Class Represented by Amount in Row (9) 10.31%*

(12)	Type of Reporting Person (See Instructions) IN

* Based on 91,695,768 shares of the Issuer’s Common Stock outstanding as of November 6, 2018.

CUSIP No. 37951D102

(1)	Names of Reporting Persons Peggy Koenig

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒

(3)	SEC Use Only

(4)	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	(5) Sole Voting Power 0

(6) Shared Voting Power 9,455,783*

(7) Sole Dispositive Power 0

(8) Shared Dispositive Power 9,455,783*

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person 9,455,783*

(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

(11)	Percent of Class Represented by Amount in Row (9) 10.31%*

(12)	Type of Reporting Person (See Instructions) IN

* Based on 91,695,768 shares of the Issuer’s Common Stock outstanding as of November 6, 2018.

STATEMENT ON SCHEDULE 13G

This Amendment No. 3 (this “Amendment”) relates to the original Schedule 13G, dated August 5, 2016, filed jointly by ABRY Partners VII, L.P., ABRY Partners VII Co-Investment Fund, L.P., ABRY Investment Partnership, L.P., EMC Holdco 2 B.V., Jay Grossman and Peggy Koenig with respect to their ownership of shares of common stock, par value $0.0001 per share (the “Shares”), of Global Eagle Entertainment Inc. (the “Issuer”) as amended by Amendment No. 1, filed August 8, 2017, and Amendment No. 2 filed jointly by ABRY Partners VII, L.P., ABRY Partners VII Co-Investment Fund, L.P., ABRY Investment Partnership, L.P., EMC Aggregator, LLC., Jay Grossman and Peggy Koenig, on February 14, 2018 (as so amended, the “Schedule 13G”).

Item 1(a).	Name of Issuer: Global Eagle Entertainment Inc.
Item 1(b).	Address of Issuer’s Principal Executive Offices: 4553 Glencoe Avenue, Los Angeles, CA 90292

Item 2(a).

Name of Person Filing:

ABRY Partners VII, L.P.

ABRY Partners VII Co-Investment Fund, L.P.

ABRY Investment Partnership, L.P.

EMC Aggregator, LLC

EMC Acquisition Holdings LLC

Jay Grossman

Peggy Koenig

(the “Reporting Persons”)

Item 2(b).	Address of Principal Business Office or, if none, Residence: c/o ABRY Partners, 888 Boylston Street, 16th Floor, Boston, MA 02199
Item 2(c).	Citizenship: See Item 4 of each cover page.
Item 2(d).	Title of Class of Securities: Common stock, $0.0001 par value per share.
Item 2(e).	CUSIP Number: 37951D102

Item 3.	Not Applicable

Item 4.	Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
Item 4(a):

Amount beneficially owned:

EMC Aggregator LLC is the direct owner of 4,557,906, or 4.97%, of the Shares of the Issuer, based on 91,695,768 Shares outstanding as of November 6, 2018.

EMC Aggregator LLC owns 84.3% of the member interests of and controls EMC Acquisition Holdings LLC (“EMC Acquisition Holdings”).

EMC Acquisition Holdings owns 4,897,877, or 5.34%, of the Shares of the Issuer, based on 91,695,768 Shares outstanding as of November 6, 2018.

As a result, EMC Aggregator LLC is the beneficial owner of 9,455,783, or 10.31%, of the Shares of the Issuer, based on 91,695,768 Shares outstanding as of November 6, 2018.

As the direct owner of 96.72429% of the equity interests of EMC Aggregator, LLC, ABRY Partners VII, L.P., a Delaware limited partnership, also may be deemed to share voting and dispositive power with respect to any Shares beneficially owned by EMC Aggregator, LLC.  As the direct owner of 3.19196% of the equity interests of EMC Aggregator, LLC, ABRY Partners VII Co-Investment Fund, L.P., a Delaware limited partnership, also may be deemed to share voting and dispositive power with respect to any Shares beneficially owned by EMC Aggregator, LLC.  As the direct owner of 0.08375% of the equity interests of EMC Aggregator, ABRY Investment Partnership, L.P. also may be deemed to share voting and dispositive power with respect to any Shares beneficially owned by EMC Aggregator, LLC.

ABRY Partners VII, L.P., ABRY Partners VII Co-Investment Fund, L.P. and ABRY Investment Partnership, L.P. disclaims beneficial ownership of such Shares beneficially owned by EMC Aggregator, LLC.

ABRY VII Capital Partners, L.P., a Delaware limited partnership, the general partner of ABRY Partners VII, L.P., may be deemed to share voting and dispositive power with respect to any Shares beneficially owned by EMC Aggregator, LLC, but disclaims beneficial ownership of such Shares.

ABRY Partners VII Co-Investment GP, LLC, a Delaware limited liability company, the general partner of ABRY Partners VII Co-Investment Fund, L.P., may be deemed to share voting and dispositive power with respect to any Shares beneficially owned by EMC Aggregator, LLC, but disclaims beneficial ownership of such Shares.

ABRY VII Capital Investors, LLC, a Delaware limited liability company, the general partner of ABRY VII Capital Partners, L.P. and member of ABRY Partners VII Co-Investment GP, LLC, may be deemed to share voting and dispositive power with respect to any Shares beneficially owned by EMC Aggregator, LLC, but disclaims beneficial ownership of such Shares.

ABRY GP, a Delaware limited liability company, the general partner of ABRY Investment Partnership, L.P., may be deemed to share voting and dispositive power with respect to any Shares beneficially owned by EMC Aggregator, LLC, but disclaims beneficial ownership of such Shares.

Each of Mr. Jay Grossman and Ms. Peggy Koenig, equal members and managers of each of ABRY GP and ABRY VII Capital Investors, LLC, may be deemed to share voting and dispositive power with respect to any Shares beneficially owned by EMC Aggregator, LLC, but disclaims beneficial ownership of such Shares.

The address of the principal business office of each individual named above who is an affiliate of EMC Aggregator, LLC is c/o ABRY Partners, 888 Boylston Street, 16th Floor, Boston, MA 02199. Each such individual who is an affiliate of ABRY Partners is a citizen of the United States.

Item 4(b):	Percentage of class: See Item 11 of each cover page, which is based upon Item 6 of each cover page. See also Item 4(a) above.
Item 4(c):	Number of shares as to which such person has:
(i) Sole power to vote or to direct the vote: See Item 5 of each cover page.
(ii) Shared power to vote or to direct the vote: See Item 6 of each cover page.
(iii) Sole power to dispose or to direct the disposition of: See Item 7 of each cover page.
(iv) Shared power to dispose or to direct the disposition of: See Item 8 of each cover page.

Item 5.	Ownership of Five Percent or Less of a Class.
Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
Not Applicable

Item 8.	Identification and Classification of Members of the Group.
Not Applicable

Item 9.	Notice of Dissolution of Group.
Not Applicable

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 12, 2019

EMC ACQUISITION HOLDINGS LLC

By:	/s/ Tomer Yosef-Or
Name:	Tomer Yosef-Or
Title:	Authorized Person

ABRY PARTNERS VII, L.P.

By:	ABRY VII Capital Partners, L.P.
Its General Partner

By:	ABRY VII Capital Investors, LLC
Its General Partner

By:	/s/ Jay Grossman
Name:	Jay Grossman
Title:	Authorized Person

ABRY PARTNERS VII CO-INVESTMENT FUND, L.P.

By:	ABRY Partners VII Co-Investment GP, LLC
Its General Partner

By:	ABRY VII Capital Investors, LLC
Its Member

By:	/s/ Jay Grossman
Name:	Jay Grossman
Title:	Authorized Person

ABRY INVESTMENT PARTNERSHIP, L.P.

By:	ABRY Investment GP, LLC
Its General Partner

By:	/s/ Jay Grossman
Name:	Jay Grossman
Title:	Authorized Person

EMC AGGREGATOR, LLC

By:	/s/ Tomer Yosef-Or
Name:	Tomer Yosef-Or
Title:	Authorized Person

/s/ Peggy Koenig
Peggy Koenig

/s/ Jay Grossman
Jay Grossman

EXHIBIT INDEX

Exhibit No.	Description
Exhibit 1	Joint Filing Agreement by and among the Reporting Persons, dated as of February 14, 2018 (incorporated by reference from Amendment No. 2 to Schedule 13G filed on February 14, 2018).